UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-303

The Kroger Co. Savings Plan for Bargaining Unit Associates

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

THE KROGER CO. SAVINGS PLAN

FOR BARGAINING UNIT ASSOCIATES

Financial Statements

And

Supplemental Schedule

December 31, 2010 and 2009

With

Report of Independent Registered

Public Accounting Firm

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrative Committee of

The Kroger Co. Savings Plan for Bargaining Unit Associates

We have audited the accompanying statements of net assets available for benefits — modified cash basis of The Kroger Co. Savings Plan for Bargaining Unit Associates as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits — modified cash basis for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 24, 2011

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Statements of Net Assets Available for Benefits - Modified Cash Basis

December 31, 2010 and 2009

	2010	2009

Cash	$35,319	$8,865
Investments, at fair value :
Interest in Master Trust	116,348,542	97,869,988

Receivables:
Notes receivable from participants	4,737,526	4,127,770

Net assets available for benefits at fair value	121,121,387	102,006,623

Adjustment from fair value to contract value for interest in Master Trust relating to investment contracts	(1,662,313)	(724,316)

Net assets available for benefits	$119,459,074	$101,282,307

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis

Years Ended December 31, 2010 and 2009

	2010	2009
Additions:
Interest income on notes receivable from participants	$190,674	$207,334
Investment income - participation in Master Trust	12,330,568	13,738,294
Participant contributions	12,743,350	12,513,752

Deductions:
Benefits paid to participants	(6,988,529)	(5,082,011)
Administrative expenses	(99,296)	(167,351)

Net increase	18,176,767	21,210,018

Net assets available for benefits:
Beginning of year	101,282,307	80,072,289

End of Year	$119,459,074	$101,282,307

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Notes to Financial Statements

(All dollar amounts are in thousands)

1.                Description of Plan:

The following description of The Kroger Co. Savings Plan for Bargaining Unit Associates (Plan) provides only general information.  Participants should refer to the plan document for a more complete description of Plan provisions.

General

The Plan is sponsored by The Kroger Co., an Ohio corporation, and its wholly-owned subsidiaries (collectively the Company).  The Plan is a defined contribution plan covering all employees of the Company who have attained age 21, are covered by a collective bargaining agreement, have been employed 30 days, and have completed 72 hours of service within the 30-day period. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Subject to certain limits, participants may contribute up to 75% of annual compensation per pay period to the Plan. Participants are also permitted to deposit into the Plan distributions from other qualified plans.  It is at the discretion of participants to modify and direct investments. Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50.  No Company contributions are made to the plan.

Participant accounts

Each participant account is credited with the participant contribution, and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All accounts of a participant are fully vested at all times.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors.  At termination, those participants with a balance of less than or equal to one thousand dollars will receive a single lump sum distribution.  Absent specific elections by the participant, those with balances greater than one thousand dollars and less than or equal to five thousand dollars shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator.  Those with balances greater than five thousand dollars may elect to leave their funds in the Plan or choose other options.  Participants are entitled to benefits beginning at normal retirement age (generally age 65).  Benefits are recorded when paid.  Unclaimed benefits are forfeited and are applied to pay Plan expenses.  Forfeited unclaimed benefits are restored if a participant later establishes a valid benefit claim.

Notes receivable from participants

The Plan permits participants to borrow from their vested account. The maximum amount that may be borrowed is the lesser of fifty thousand dollars or 50% of the vested balance of the account.  Loan terms range from 1 - 4 years or up to 6 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest commensurate with local prevailing rates at the time the loan is made. Principal and interest are paid through periodic payroll deductions.

2.                Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the modified cash basis of accounting, which is the equivalent of the accrual basis except that certain income receivable, contributions receivable, and other accruals are not recorded. This is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America and is permitted under ERISA.

Master Trust

The investments of the Plan, along with investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated July 1, 2004, between Bank of America, N.A., as successor in interest to Merrill Lynch Bank & Trust Co., FSB, the trustee, and the Company — The Kroger Defined Contribution Plan Master Trust (the Master Trust).

Investment valuation and income recognition

The Plan’s investments within the Master Trust are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for discussion of fair value.

Purchases and sales of securities are recorded on a trade date basis.  Gains or losses on sales of securities are based on average cost.  Interest income and dividend income are recorded on the date received by the Plan.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan.  The Plan invests in investment contracts through the Master Trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the master trust from fair value to contract value relating to investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Effective with the plan year ended December 31, 2010, the Plan elected to adopt the new standard which requires that participant loans be classified as notes receivable from the participants. The loans are segregated from Plan investments and are measured at their unpaid principal balance plus accrued but unpaid interest. This change is retroactive to December 31, 2009.

Estimates

The presentation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the trustee and management fees.  Any expenses that are unable to be allocated to participants are paid by the Company.

Subsequent events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through the date on which the financial statements were available to be issued.

3.                Investments:

The Plan provides for participant directed investments into common stock of The Kroger Co., mutual funds, collective trusts, stable value funds, and certain retirement date funds, through the investment in the Master Trust.  Investments that represent 5% or more of the Plan’s net assets as of December 31, 2010 and 2009 are as follows:

	2010	2009

Interest in Master Trust, at fair value	$116,349	$97,870

Included in investment income from the Plan’s investment in the Master Trust is appreciation from investments bought, sold and held during the year of $11,064 and $12,472 at December 31, 2010 and 2009, respectively.

4.     Investment Contracts:

The Master Trust holds several synthetic investment contracts which are managed by investment fund managers.  The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero.  All Plans have an undivided interest in each investment contract.  The investment contracts are fully benefit-responsive.  A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan. Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The following information relates to the Master Trust interest in investment contracts:

	2010	2009

Contract value	$1,001,156	$1,040,677
Fair value	$1,056,438	$1,066,553
Crediting interest rate range	.05% to 5.23%	.1% to 7.0%
Current crediting rate	3.70%	4.31%
Average yield	3.44%	4.08%

The crediting interest rate range for the investment contracts is based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment.  Certain of the crediting rates are adjusted quarterly.  The minimum crediting interest rate for these investments is zero.

5.     Master Trust:

The following is financial information with respect to the Master Trust:

December 31, 2010 and 2009 investment holdings (at fair value):

	2010	2009

Kroger Co. Common Stock	$968,693	$916,615
Mutual Funds	701,674	598,526
Cash and cash equivalents	118,362	143,963
Fixed maturity synthetic guaranteed investment contracts	87,474	145,460
Constant duration synthetic guaranteed investment contracts	850,602	777,130
Collective Trusts	426,765	351,057
Retirement Date Funds	1,046,880	722,280

	$4,200,450	$3,655,031

The net investment income of the Master Trust for the years ended December 31, 2010 and 2009 is summarized as follows:

	For the year ended December 31, 2010
		Net
	Dividends	Appreciation	Total

Common stock	$17,099	$83,127	$100,226
Mutual funds	3,881	91,450	95,331
Cash and equivalents	4,059	—	4,059
Fixed maturity synthetic guaranteed investment contracts	3,000	—	3,000
Constant duration synthetic guaranteed investment contracts	29,168	—	29,168
Collective trusts	—	58,051	58,051
Retirement date funds	—	133,143	133,143

	$57,207	$365,771	$422,978

	For the year ended December 31, 2009
		Net
		Appreciation
	Dividends	(Depreciation)	Total

Common stock	$16,453	$(263,307)	$(246,854)
Mutual funds	32,388	142,693	175,081
Cash and equivalents	1,373	—	1,373
Fixed maturity synthetic guaranteed investment contracts	1,388	—	1,388
Constant duration synthetic guaranteed investment contracts	7,414	—	7,414
Collective trusts	—	76,877	76,877
Retirement date funds	—	163,411	163,411

	$59,016	$119,674	$178,690

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

As of December 31, 2010 and 2009, the Plan’s interest in the net assets of the Master Trust was 2.77% and 2.68%, respectively.  The Master Trust allocates individual assets to each plan participating in the Master Trust arrangement.  Therefore, the investment results of the Plan may not reflect its proportionate interest in the Master Trust.

6.     Fair Value Measurements:

For financial statement elements currently required to be measured at fair value, Generally Accepted Accounting Principles define fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

Generally Accepted Accounting Principles establish a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•                  Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•                  Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•                  Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2010 and 2009.

•                  Cash: The carrying value approximates fair value.

•                  Common Stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•                  Mutual Funds: The fair values of these securities are primarily based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•                  Guaranteed Investment Contracts: The investments include cash and cash equivalents, fixed maturity guaranteed investment contracts (GIC’s) and constant duration GIC’s. The fair value of the investments are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates. Fair values for variable synthetic GIC’s are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates. Fair values for constant duration synthetic GIC’s are calculated using the market values provided by the external investment managers.

•                  Collective Trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV) provided by the manager of each fund.  The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding.  The NAV’s unit price is quoted on a private market that is not active.  However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds.

•                  Retirement Date Funds: Retirement date funds are made up of investments in mutual funds and fixed income investments, and are valued in a manner consistent with that described above.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

While all the investments of the participating plans are deemed part of the master trust, each plan does maintain a separate accounting of its share of the investments in the master trust, which is reflected below.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2010:

	Assets at Fair Value as of December 31, 2010 Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Interest in Master Trust:	$4,200,450
Common Stock:
Kroger Common Shares		$968,693
Mutual Funds:
Large Cap Funds		361,727
Balanced Funds		115,663
Non US/Global Stock		224,284
Cash and cash equivalents		118,362
Fixed maturity GICs			$87,474
Constant duration GICs			850,602
Collective trusts:
Large Cap Funds			426,765
Retirement Date Funds:
Balanced Funds			1,046,880

Total investments	$4,200,450	$1,788,729	$2,411,721	$—

The GIC’S shown above include wrap contracts, the fair value of which is immaterial.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009 Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Interest in Master Trust:	$3,655,031
Common Stock:		$
Kroger Common Shares		916,615
Mutual Funds:
Large Cap Funds		316,541
Balanced Funds		103,484
Non US/Global Stock		178,502
Cash and cash equivalents		143,963
Fixed maturity GICs			$145,460
Constant duration GICs			777,130
Collective trusts:
Large Cap Funds			351,056
Retirement Date Funds:
Balanced Funds			722,280

Total investments	$3,655,031	$1,659,105	$1,995,926	$—

The GICs shown above include wrap contracts, the fair value of which is immaterial

7.     Income Tax Status:

The Plan obtained its latest determination letter on December 3, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving this letter and has applied for a new determination letter in January 2011 but has not yet received a response.  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for the years prior to 2007.

8.               Risks and Uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9.               Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

10.   Related-party and Party-in-interest Transactions

The Plan’s portion of its interest in the Master Trust included $5,783 and $5,028 of The Kroger Co. common shares at December 31, 2010 and 2009, respectively, at fair value.

The Plan purchased 144,822 and 161,825 common shares of The Kroger Co. at a cost of $3,071 and $3,524 in 2010 and 2009, respectively through its interest in the Master Trust.

The Plan sold 130,711 and 129,479 common shares of The Kroger Co. for $2,819 and $2,800 with a realized loss of $(8) and $(67) in 2010 and 2009, respectively, through its interest in the Master Trust.

Bank of America, N.A. and Merrill Lynch provide recordkeeping and investment management services to the Plan.  Therefore, transactions with Bank of America, N.A. and Merrill Lynch qualify as party-in-interest transactions.

11.  Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2010	2009

Net assets available for plan benefits per the financial statements	$119,459	$101,282

Adjustment from contract value to fair value for investments in the Master Trust	1,662	724

Net assets available for plan benefits per the Form 5500	$121,121	$102,006

Net investment gain (loss) from master trust investment accounts on the Form 5500 will also reflect these adjustments.

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

EIN: 31-0345740     Plan Number:  005

Schedule H, Part IV, 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

			(e)
	(b),(c)	(d)	Current
(a)	Investment description	Cost	value

	Interest in Master Trust	**	$116,348,542

*	Participant loans, 4.25% to 10.5%, 1-6 year maturities	—	4,737,526

			$121,086,068

  *                              Indicates party-in-interest to the Plan.

  **                       Cost of assets is not required to be disclosed as investment is participant directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2011
THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

	By:	/s/ Paul Heldman
Paul Heldman
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm